3-1-02

1000 791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-
under the Securities Exchange Act of 1934

For the month of March 2002

Apiva.com Web Corporation
(SEC File No.: 0-30232)
(Translation of registrant's name into English)

1940 West 11th Avenue, Vancouver, B.C. V6J 2C6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apiva.com Web Corporation
(Registrant)

Date: March 14, 2002 By: W. Gardiner
(Signature)*

William Gardiner, Chief Executive Officer
*Print name and title of the signing officer under his signature

BC FORM 53-901(F) (Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (THE "ACT")

1. Reporting Issuer

The full name and address of the principal office in Canada of the reporting issuer is:

Apiva Ventures Limited
1940 West 11th Avenue
Vancouver, B.C.
V6J 2C6

2. Date of Material Change

The date of the material change is March 7, 2002.

3. Press Release:

The date and place of issuance of the press release(s) issued under section 85(1) of the Act is/are as follows:

Date of Issuance:	March 7, 2002
Place of Issuance:	Vancouver, British Columbia

4. Summary of Material Change

Apiva Ventures Limited (the "Company") announced on March 7, 2002, that its Agreement (the "Agreement") with Dover Investments Limited ("Dover"), as previously announced on September 5, 2001, had been terminated due to the Agreement not closing by February 28, 2002.

5. Full Description of Material Change

The Company announced on September 5, 2001, that it had entered into an Agreement with Dover to acquire 10% of Dover's working interest in the East Wadi Concession (the "Concession").

Subject to the terms of the Agreement, the Company intended to issue 5,000,000 shares of its common stock and make a payment of US $1,000,000 in cash as total consideration for 10% of Dover's working interest in the Concession. In addition, the Company issued

200,000 shares to Dover on the signing of the Agreement. The closing of the Agreement was subject to certain conditions, including, but not limited to, the final approval of the Egyptian Ministry of Petroleum and the receipt of at least US $1,000,000 by the Company.

On March 7, 2002, the Company announced its Agreement with Dover had been terminated due to the Agreement not closing by February 28, 2002.

6. Reliance on Section 85(2) of the Act

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Senior Officers

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer is as follows:

Name:	William Gardiner, President
Bus. Tel:	(604) 687-7661

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 13th day of March, 2002.

W. Gardiner

William Gardiner, President